Mail Stop 3561

May 30, 2007

Via U.S. Mail

Jerry W. Neel, Jr.
President
J-Kan, Inc.
1823 Phoenix Avenue
Ft. Smith, Arkansas 72903

Re: J-Kan, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed May 15, 2007
File No. 333-140567

Dear Mr. Neel,

We have reviewed your responses to the comments in our letter dated March 8, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. Please note that you are registering shares for sale, not "resale." Please revise throughout, as appropriate.

2. We note that you have changed the disclosure to state that shareholders, both affiliates and non-affiliates may sell their shares at $1.00 per share during the duration of this offering or until your securities become quoted on a securities exchange and thereafter at market prices or in negotiated private transactions. We also note that Jerry Neel, Jr. will offer 60.97% of the share outstanding for resale through this registration statement. Generally, we view large resale transactions by related parties as an offering "by or on behalf of the issuer."   Please advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) or Rule 415(a)(4) of Regulation C. Under Rule 415(a)(4), equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule.

Cover

3. Please delete the first sentence in the second paragraph in which you indicate that you will file an amendment should you change the offering price of your stock.

Prospectus Summary

The Corporation, page 1

4. While we note that your catering business offers the same food as your restaurant, to further clarify your two lines of business, we suggest you discuss the catering business separately from your restaurant business.

5. Please state, if true, that there are no limitations or barriers to acquiring a business license from Ft. Smith for operating a barbeque restaurant. In the alternative, delete your reference to being the only licensed barbeque restaurant in Ft. Smith.

Selling Security Holders, page 10

6. Please revise the paragraph which follows the table so that it states that the selling shareholders are selling their shares at a fixed price of $1.00 per share. Refer to our prior comment 3 and revise throughout for consistency.

Description of Business, page 13

Business Development, page 13

7. For more balanced disclosure, either delete the reference that your gross revenues have increased on an annual basis or revise to disclose that you had a net operating loss in your most recent stub period.

8. Please expand and clarify your disclosure in the second paragraph in which you discuss the property related to your business. Your revised disclosure should include, for example, the duration and expiration of your lease, a description of the option and the "prime property" and an identification of the 10,600 square foot building to which you refer. Please refer to Item 102 of Regulation S-B. In addition, please revise to identify and clarify the building which the company leases from its stockholder as discussed in the "Certain Relationships and Related Transactions" section.

Management's Discussion and Analysis, page 21

Our Business, page 21

9. We reissue our prior comment 22. We note the disclosure that you intend to establish a larger restaurant and also expand through franchising when you raise funds through the private offering. The discussion of future plans should be balanced. Please revise your disclosure to provide a realistic discussion of time frames and financing. Discuss the material steps you will need to take to implement your business plan and disclose the estimated costs and the approximate timetable for beginning and completing each step. In this regard, please take into consideration the issue raised in comment 10 below.

10. We note that you disclose cost of sales as a key financial measure discussed in your results of operations. In light of your revisions to the statements of operations and the change in the term "cost of sales" to "purchases" on the face of your statements of operations, please revise your disclosure in this section so that it is consistent with the terms used in the statements of operations.

Critical Accounting Policies, page 23

11. We note from your response to our prior comment 20 that you have included a critical accounting policies section in MD&A which discusses your accounting for income taxes, impairment of long-lived assets and goodwill. We do not believe, however, that your disclosure appropriately complies with the guidance in FR-72. Please revise to discuss how you assess impairment of long-lived assets and goodwill and include the following points in your revised disclosure:
    - *Types of assumptions underlying the most significant and subjective estimates;*
    - *Sensitivity of those estimates to deviations of actual results from management's assumptions; and*
    - *Circumstances that have resulted in revised assumptions in the past.*
    Refer to Releases 33-8350 (i.e. FR-72) for guidance.

Goodwill, page 24

12. We note from the discussion on page 24 and Note 2 to your interim financial statements that the company has not evaluated goodwill annually for any potential declines in value and that the effects of this departure from accounting principles generally accepted in the United States of America have not been determined. Please note that financial statements included in registration statements on Form SB-2 must comply with generally accepted accounting principles in the United States as outlined in Note 1 to Item 310 of Regulation S-B. Accordingly, please perform an impairment test of the company's recorded goodwill for all periods

presented pursuant to the guidance in SFAS No.142. Also, revise the discussion in MD&A and your financial statements as necessary to discuss the results of your goodwill impairment reviews. We may have further comment upon receipt of your response and out review of your revised disclosure. Also, see our related comment below with regard to the transaction in which this goodwill was initially recognized.

Results of Operations for the six months ended January 31, 2007, page 24

13. Your disclosure that your legal and accounting expenses should stabilize and track closely your expenses from the fiscal year ended July 31, 2006 appears to be inconsistent with your disclosure under Liquidity & Capital Resources on page 28 in which you state that extra legal and accounting costs will directly impact your ability to generate profits. Please revise or advise.

14. We note from your response to our prior comment 23 and your revised disclosure in MD&A that the decrease in salaries is directly attributed to management believing that it should conserve cash during the process of registering the company. Please tell us more about the nature of the reduction in salaries and how you determined the amount of the reduction. Please note that historical financial statements should reflect reasonable compensation levels. Where charges are not made or are unreasonably low, the value of services rendered should be reflected as a capital contribution. Please advise or revise accordingly. See Staff Accounting Bulletin Topic 1.B.1.

Results of Operations for Year ended July 31, 2006 and 2005, page 26

15. We note from your response to our prior comment 24 that disclosure was added as requested, however the requested disclosure does not appear to be included in MD&A. As previously requested, in addition to quantification, please revise your disclosure on the results of operations for the year ended July 31, 2006 to discuss each of the identified underlying causes of this increase in revenues between the periods 2006 and 2005. For example, for material increases or decreases due to changes in the mix of menu items sold, sales prices, etc., discuss the reasons for the significant changes between the periods. In addition, please consider explaining why you believe that decrease/increase occurred and your expectations for future sales.

16. We note from your response to our prior comment 25 and revised disclosure in MD&A that the increase in salaries is virtually offset by the decreases in purchases plus advertising expenses. We believe that your disclosure should explain the reasons for the changes in each of these significant line items. For example, even though the increase in salaries may be offset by decreases in purchases, we believe

that you should describe the reason for the amount of increase in salaries as well as describe the reasons that purchase expenses decreased. Please revise accordingly.

17. The total revenue and net income for the year ended July 31, 2006 as disclosed in the table on page 24 of $1,145,813 and $39,452, respectively, do not agree to the amounts reflected in the Company's audited statement of operations for this period of $1,149,386 and $25,452, respectively. Please reconcile and revise these disclosures.

Plan of Operation, page 29

18. We reissue our prior comment 29. You state that it is your intention to file a Form D with the SEC upon effectiveness of the registration statement so that you may raise funds privately. Please be advised that an issuer generally is not allowed to transact a private placement concurrent with a public offering, with very limited exceptions. See Black Box Inc. (June 26, 1990). Further, generally, the filing of a company's registration statement constitutes a general solicitation of the company's securities which affects your ability to conduct private transactions upon effectiveness of the registration. As such, we do not think it is appropriate to discuss a specific anticipated offering in this registration statement. Please revise to delete the discussion regarding this private placement throughout and consider the timing of any future private placements.

Interim Financial Statements for the Six Months Ended January 31, 2007

Consolidated Statements of Changes in Stockholders' Equity, page F-6

19. We note that you have recorded an additional 598,000 shares for the 20:1 stock split, which when added to the two issuances of common stock during the period, totals 632,800 shares. However, the total of the two issuances of common stock after the stock split should be 686,000 shares. Please revise your statements of stockholders equity so that the total shares issued during the period after the stock split equals 686,000.

Consolidated Statements of Changes in Stockholders' Equity, page F-6
Consolidated Statement of Cash Flows, page F-7

20. We note that the heading on your statements of changes in stockholders' equity and statements of cash flows indicates that the statements are for the three months ended January 31, 2007 and 2006. Please revise the headings to state that each statement is for the six months ended January 31, 2007 and 2006.

Note 9. Stock Transactions and Subsequent Events

21. We note from your response to our prior comment 32 and your revised disclosure in Note 9 that the value of the shares issued in October and November 2006 were determined by the Company without independent valuation. In regards to the issuance of stock for services, we believe that the transaction should be recorded based on the fair value of the services received or the fair value of the stock issued, whichever is more reliably measurable. Because there was no market for your stock at the time of issuance, it appears that the value of the services received may be more reliably measured than the stock issued. Please tell us the nature of the services received and your estimate of the market value of those services. If the market value of the services is greater than the amount recorded for the issuance of stock of $28, we believe that your statements should be revised to record the value of the common stock issued and expense for services received, at the market value of the services. The difference between the par value of the common stock issued and the market value of the services should be recorded as additional paid-in capital (or additional common stock). Please advise or revise accordingly. See paragraph 7 of SFAS No. 123(R).

Other

22. Please revise your notes to the interim financial statements to reflect the comments issued on the audited financial statements, as applicable.

Audited Financial Statements for the Year Ended July 31, 2006

Consolidated Balance Sheet, page F-17

23. We note from your response to our prior comment 35 and your revised disclosure in Note 2 to the unaudited interim financial statements that the goodwill was recorded at the time J-Kan purchased stock from Neel's Food Service. If Neel's Food Service was an entity under common control at the time of purchase, the transactions should be reflected at historical cost and goodwill should not be recorded. The difference between any nonstock consideration paid for the assets acquired and the historical cost of such assets to the controlling shareholder or control group would be recorded as a dividend and reflected as a reduction of stockholders' equity, as appropriate. Please revise your audited balance sheets as of July 31, 2006 and 2005 and your unaudited interim balance sheet as of January 31, 2007 to remove the amount recorded as goodwill and credit retained earnings.

Notes to the Audited Financial Statements

General

24. We note from your response to our prior comment 39 that you revised your disclosure as requested, however, the disclosure appears to be included in only the notes to the unaudited interim statements as of January 31, 2007. Please revise the footnotes to the <u>audited</u> financial statements for both annual periods presented to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

25. We note from your response to our prior comment 40 that you revised your disclosure as requested, however, the disclosure appears to be included in only the notes to the unaudited interim statements as of January 31, 2007. Please revise your notes to the <u>audited</u> financial statements for both annual periods presented to include disclosure of the fair value of financial instruments for which it is practicable to estimate that value. Also, please disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. See paragraphs 10 and 14 of SFAS No. 107.

Note 1. Summary of Significant Accounting Policies

Net Income per share of common stock, page F-23

26. The net income per share of common stock for the year ended July 31, 2006 disclosed in Note 1 on page F-23 of $.04 per share does not agree to amount reflected on the statement of operations of $.03. Please reconcile and revise these disclosures.

Note 3. Related Party Transactions, page F-24

27. We note from your response to our prior comment 43 and your revised disclosure that you revised the amount of rent expense presented in the statements of operations. Please revise your disclosure in Note 3 to the audited financial statements for both annual periods presented to disclose the amount of rent expense that is included in the statement of operations. Also, this revision should be considered a correction of an error and you should disclose that the previously issued financial statements have been restated, along with a description of the nature of the error. The financial statements for the year ended July 31, 2006 should be marked as "restated." See paragraph 26 of SFAS No. 154. Also, the change should be reflected in the auditors report with either a "dual-date" on the report or the report should be dated as of the later date (i.e., the date the correction of the error was made). In addition, please disclose the impact of the error

correction on the company's earnings per share for the period. Refer to the requirements of paragraph 26 of SFAS No. 154.

28. We note from your response to our prior comment 44 that you revised your disclosure as requested. However, the disclosure appears to be included in only the notes to the unaudited interim statements as of January 31, 2007. Please revise Note 3 to the audited financial statements for both annual periods presented to disclose that in regards to the notes payable, no formal repayment arrangements have been established with the stockholders. Also, in light of your revised disclosure to the interim statements that you have not established formal repayment arrangements, please tell us why you believe the note is appropriately classified as a long-term liability. Please note that if the note is considered "due on demand" it should be classified as a current liability. Please advise or revise accordingly.

Note 5. Long Term Debt, page F-25

29. We note from your response to our prior comment 45 that the disclosure has been revised as requested. However, the changes do not appear to have been made to the notes to the audited financial statements. As previously requested, please revise Note 5 to the audited financial statements to disclose the maturity date for all debt obligations. Also, disclose any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) on the debt. See paragraphs 18-19 of SFAS No. 5.

Audited Financial Statements for the Year Ended July 31, 2005

Consolidated Statement of Operations for the year ended July 31, 2005

30. We note your response to our prior comment number 36 and the changes made to your statements of operations for the fiscal year ended July 31, 2006 and the six month period ended January 31, 2007 in response to our prior comment. However, we continue to note that you have not revised your statement of operations for the fiscal year ended July 31, 2005 to reflect cost of sales as a component of total expenses and to eliminate the presentation of gross profit. Please revise your statement of operations for the fiscal year ended July 31, 2005 so that the presentation of cost of sales is consistent with that for the other periods presented in the company's financial statements.

Note 5. Long Term Debt, page F-27

31. We note from your response to our prior comment 46 that the disclosure has been revised as requested, however, the changes do not appear to have been made to Note 5 to the audited financial statements for the year ended July 31, 2005. As such, we reissue our prior comment. We note that Note 5 indicates that the long-

term portion of long-term debt should be $22,723 which does not agree with the amount on the balance sheet of $3,223. Further, we note that the sum of the amounts included in the table of long-term debt maturities of $84,477 on page F-39 does not agree with the amounts on the balance sheet or the amounts disclosed in the table above in Note 5 which reflect total debt of $75,595. Please revise your disclosures to ensure amounts in Note 5 are consistent with the balance sheet.

Other

32. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

33. Provide a currently dated consent from the independent public accountant in any future amendments.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or at (202) 551-3315 with any other questions.

       Regards,

       Hanna T. Teshome
       Special Counsel

cc: Diane J. Harrison, Esq.
       Fax: (941) 531-4935